SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 27, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on March 27, 2024.

Buenos Aires, March 27th 2024

To:

CNV / BYMA / MAE

Re. Relevant Event.

Please find attached hereto the letter sent on the date hereof to Fondo de Garantía de Sustentabilidad – Administración Nacional de Seguridad Social (ANSES) in compliance with the information requirement related to the General and Special Shareholders’ Meeting of Banco Macro S.A. to be held on April 12th 2024.

Sincerely,

Jorge Francisco Scarinci Head of Market Relations

Buenos Aires, March 27th 2024

To

Fondo de Garantía de Sustentabilidad

Administración Nacional de la Seguridad Social (ANSES)

General Department of Corporate Affairs

Dr. Guido Agustín Gallino

Tucumán 500, mezzanine

S __________ _____ /__________ ___________D

Re.: NOTE N° NO-2024-28373240-ANSES-DGGEYAS#ANSES

Dear Sirs,

We write to you in reply to your request of information regarding the General and Special Shareholders’ Meeting of Banco Macro S.A. called for April 12th 2024, and in that respect, please be advised as follows:

a. Detailed description of the shareholders structure to date, including information taken from the Company’s Stock Ledger indicating the participating interest percentage of each shareholder holding a participating interest above 5%, by class of shares; total number of shares, participating interest and number of votes.

Please find below the shareholding structure as of February 29th 2024:

SHAREHOLDER’S NAME/ CORPORATE NAME	Class A Shares	Class B Shares	Capital Stock	Participating Interest	Voting Interest
Other Shareholders (Foreign Stock Exchange)		145,321,900	145,321,900	22.73%	21.23%
ANSES-F.G.S. Law No. 26425		184,156,124	184,156,124	28.80%	26.91%
Delfin Jorge Ezequiel Carballo	4,901,060	118,251,845	123,152,905	19.26%	20.86%
Banco de Servicios y Transacciones S.A., trustee of Fideicomiso de Garantía JHB BMA	5,995,996	104,473,881	110,469,887	17.28%	19.65%
Other Shareholders (Local Stock Exchange)	338,614	75,973,988	76,312,602	11.93%	11.35%
TOTAL	11,235,670	628,177,738	639,413,408	100.00%	100.00%

b. Executed copy of the Minutes of the Board of Directors’ Meeting calling the General and Special Shareholders’ Meeting.

Please be advised that the wording of the minutes of the Board of Directors’ Meeting calling a General and Special Shareholders’ Meeting for April 12th 2024 at 11 AM is available in the Financial Information Highway (or AIF for its acronym in Spanish) of the CNV or Securities and Exchange Commission of the Republic of Argentina.

c. Express indication of the personnel authorized and/or empowered by the company to sign this request, attaching a copy of the document evidencing such authorization (if too long, please attach a copy of the relevant part of such authorizing document).

The person singing these presents is acting in his capacity as attorney-in-fact of Banco Macro S.A. as evidenced by the power of attorney executed and delivered through the notarial deed No. 337 dated August 22nd 2017 and entered on Folio 1604 of the notarial registry No. 1214 owned by the Notary Public Alejandro Senillosa, a copy of which is attached hereto.

d. As to the following items of the Agenda, we request the following:

i. (Point 1) Appoint three shareholders to sign the minutes of the meeting.

-Please inform who shall be the shareholders designated to such effect.

The motion shall be submitted by the shareholders at the General and Special Shareholders’ Meeting called for April 12th 2024.

ii. (Point 2) Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2023. Please provide the following:

-	A copy of the accounting documentation under section 234 of Law No. 19550 as duly approved and executed by the Board of Directors, Syndics and Independent Auditor;
-	A description of the general price index applied in case the Financial Statements submitted for discussion (financial year ended December 31st 2023) are restated in homogeneous currency (pursuant to General Resolution No. 777/2018 issued by the CNV),
-	Any current agreement with related companies for corporate and technical services (date of execution of the agreement or contract, subject matter, price, term, renewal and addendum; including a copy of the relevant documents), with a detailed description of the amounts paid as fees as of the end of the fiscal year ended December 31st 2019, 2020, 2021, 2022 and 2023;
-	A detail description of the services actually rendered within the scope of the technical assistance agreement during the year 2023, as well as the fees accrued for such services and indicate whether the company evaluates the possibility of managing without said assistance, considering the experience it has in the matter;
-	Changes in the composition of the company’s staff since the fiscal year ended December 31st 2019, 2020, 2021, 2022 and 2023;

The documentation provided for in section 234, subsection 1 of Law 19550 to be submitted to and evaluated by the next General and Special Shareholders’ Meeting was made available to the public in due time and manner and is currently available in the AIF.

As described in Note 3 to the Consolidated Financial Statements for the fiscal year ended 31 December 2023, such financial statements have been adjusted so that the same are expressed in purchasing power currency to such date, as provided for in IAS 29 and taking into account, as well, the specific rules of the BCRA contained in Communiqués “A” 6651, 6849, as amended and supplemented. The above mentioned rules and standards established the compulsory application of such accounting method as of the financial statements for years beginning January 1st 2020. In order to carry out such re-expression the index to be applied is the national consumer price index (CPI) published by Instituto Nacional de Estadísticas y Censos (INDEC).

Please be advised that Banco Macro S.A. has not hired corporate and technical services from related companies pursuant which it might have been rendered corporate and technical services during the fiscal year ended December 31st 2023, and therefore it has made no payments for such description, this being the situation up to the present time.

The company’s staff totaled 8,711, 8,489, 7,928, 7,701 and 7,605 employees for the years 2019, 2020, 2021, 2022 and 2023, respectively.

iii. (Point 3) Evaluate the management of the Board and the Supervisory Committee.

- Please inform the current composition of the Board and Supervisory Committee (regular and alternate members), indicating the designation date, term of office and designation expiry date;

- Provide information of any resignation or changes in the composition of each body and new designations, provide complete name and designation dates as well as any relevant events published before the CNV;

- Inform about the management of the Board and the Supervisory Committee during the fiscal year ended December 31st 2023.

The current composition of the Board of Directors is as follows:

Name	Position	Designation Date	Designation Expiry Date – Shareholders’ Meeting evaluating the Financial Statements of the fiscal year
Jorge Pablo Brito	Chairman	04/25/2023	12/31/2024
Carlos Alberto Giovanelli	Vice Chairman	04/25/2023	12/31/2024
Nelson Damián Pozzoli	Regular Director	04/29/2022	12/31/2024
Fabián Alejandro de Paul (1)	Regular Director	04/29/2022	12/31/2024
Constanza Brito	Regular Director	04/30/2021	12/31/2023
Mario Luis Vicens (1)	Regular Director	04/30/2021	12/31/2023
Sebastián Palla (1)	Regular Director	04/30/2021	12/31/2023
José Alfredo Sánchez	Regular Director	04/25/2023	12/31/2023
Delfín Federico Ezequiel Carballo	Regular Director	04/25/2023	12/31/2025
Marcos Brito	Regular Director	04/25/2023	12/31/2025
Hugo Raúl Lazzarini (1)	Regular Director	04/25/2023	12/31/2025
Santiago Horacio Seeber	Alternate Director	04/29/2022	12/31/2024
Guido Agustín Gallino	Alternate Director	04/25/2023	12/31/2024

The members of the Supervisory Committee are the following:

Name	Position	Designation Date	Designation Expiry Date – Shareholders’ Meeting evaluating the Financial Statements of the fiscal year
Alejandro Almarza	Regular Syndic	04/25/2023	12/31/2023
Carlos Javier Piazza	Regular Syndic	04/25/2023	12/31/2023
Enrique Alfredo Fila	Regular Syndic	04/25/2023	12/31/2023
Horacio Roberto Della Rocca	Alternate Syndic	04/25/2023	12/31/2023
Claudia Inés Siciliano	Alternate Syndic	04/25/2023	12/31/2023

The Alternate Syndic Mr. Leonardo Pablo Cortigiani died on September 4, 2023.

The Board’s administration and the actions of the Supervisory Committee were in accordance with the provisions of the applicable legal rules and provisions.

iv. (Item 4) Application of retained earnings as of December 31st 2023. The aggregate Retained Earnings expressed in constant currency on December 31st 2023 totals AR$ 587,913,904,870 , to be applied as follows: a) AR$ 117,460,820,732 to the Legal Reserve Fund; b) AR$ 1,737,775,623 to the Personal Asset Tax on Business Companies (Impuesto a los Bienes Personales Sociedades y Participaciones) and c) AR$ 468,715,308 to the Optional Reserve Fund for Future Distribution of Profits, pursuant to Communique “A” 6464 and supplementary communiques of the Central Bank of the Republic of Argentina (Banco Central de la República Argentina or BCRA).

Please confirm whether the proposal reported on the agenda would be the one discussed at the meeting. Otherwise, the proposal and application of the earnings for the year is requested to be reported; if it is different, please provide details.

In addition, please provide detailed information on any changes in all Reserve Funds (Legal Reserve, Reserve Fund for distribution of profits pending authorization of the BCRA and other reserve funds), specially indicating the reasons for the creation of such reserve and its current composition, date of creation and last transactions or operations.

In the event there is any motion to create or allocate any amounts to reserve funds:

-	Please inform the reason for and convenience of creating or allocating such amounts to any existing reserve funds. The explanation must be sufficiently clear and, under certain circumstances, must express whether they are reasonable and the result of a prudent administration, all in accordance with section 66, subsection 3 and section 70 of Act No. 19550 (General Companies Act of the Republic of Argentina).

The proposal for the distribution of retained earnings as of December 31st 2023 is that described under item 4 of the Agenda.

Pursuant to the minutes of the General and Special Shareholders’ Meeting held on April 16th 2012 as published in the AIF, the Company created an “Optional Reserve Fund for Future Profit Distributions” on the amount of AR$ 2,443,140,742.68. In addition, we inform that the “Optional Reserve Fund for Future Profit Distributions” account was increased as a result of the resolution approved by the General and Special Shareholders’ Meeting dated April 11th 2013 and the General and Special Shareholders’ Meetings dated April 29th 2014, April 23rd 2015, April 26th 2016, April 28th 2017, April 27th 2018, April 30th 2019, April 30th 2020 and April 25th 2023, which added to such account, the amount of AR$ 1,170,680,720.00; AR$ 1,911,651,322.50, AR$ 2,736,054,342.94, AR$ 3,903,591,780.29, AR$ 5,371,581,684.69, AR$ 7,511,017,454.84, AR$ 12,583,394,397.30, AR$ 32,428,893,419.28 and AR$ 33,758,916,408.68, respectively. In turn, the Shareholders’ Meetings held on April 29th 2014, April 23rd 2015, April 26th 2016, April 27th 2017, April 28th 2018, April 30th 2019 and April 30th 2020 resolved to separate a portion of such reserve fund equal to AR$ 596,254,288.56, AR$ 596,254,288.56, AR$ 643,019,330.80, AR$ 701,475,633.60, AR$ 3,348,315,105.00, AR$ 6,393,977,460.00 and AR$ 12,788,268,160.00, respectively, in order to pay a cash dividend. In addition, the Shareholders’ Meeting held on October 21th 2020 resolved to partially release such reserve fund in the amount of AR$ 3,791,721,509 for the payment of a supplementary dividend. Finally, the Shareholders’ Meeting held on April 30th 2021 and April 25th 2023 resolved to release the amount of AR$ 10,000,425,701.12 and AR$ 75,040,918,149.47 for the payment of dividends in cash or in kind. On the other hand, pursuant to section 64 of Law No. 26831, in the fiscal year 2018 the Bank applied AR$ 4,407,907,175.42 and in the fiscal year 2019 such reserve was increased by the amount of AR$ 30,265,275 as a result of the capital reduction approved by the General and Special Shareholders’ Meeting held on April 30th 2019. In the fiscal year 2016 such optional reserve fund was adjusted in AR$ 368,546,288.56, since the BCRA authorized the payment of a cash dividend of AR$ 227,708,000 for the year 2014, which was paid in March 2016. All the above-mentioned resolutions were published in the AIF in due time and manner according to law. Be advised that the reserve fund expressed in constant currency as of December 31st 2023 totals AR$ 306,567,343,121.99.

As expressed in the minutes of the General and Special Shareholders’ Meeting held on April 30th 2022 and published in the AIF, the company created a “Reserve Fund for Dividends pending Authorization by the BCRA” on the amount of AR$ 14,187,872,701.21 and reclassified the excess liabilities by dividends to the date of the above mentioned shareholders’ meeting for the amount of AR$ 6,828,971,026.38, pursuant to the temporary provisions of the BCRA rules in force. The aggregate reserve fund expressed in constant currency as of December 31st 2023 is AR$ 119,717,994,666.68.

Pursuant to the provisions of the Financial Entities Act No. 21526, each year the Bank must apply to the legal reserve fund the proportion of its annual earnings that the BCRA shall determine, which shall neither be less than 10% nor more than 20%. According to the rules of such entity, the Bank shall maintain a legal reserve fund composed by 20% of the annual profits. The last transactions in the “Legal Reserve Fund” account are the following: AR$ 235,219,384.22, AR$ 298,724,146.29, AR$ 488,713,267.35, AR$ 695,907,205.55, AR$ 1,001,682,786.73, AR$ 1,308,459,923, AR$ 1,877,754,363.71, AR$ 3,145,848,599.32, AR$ 8,159,955,104.82, AR$ 3,640,434,200.37 and AR$ 8,607,703,822.77 for the fiscal years 2011, 2012, 2013, 2014, 2015, 2016, 2017, 2018, 2019, 2021 and 2022, respectively. The legal reserve fund expressed in constant currency as of December 31st 2023 totals AR$ 342,714,307,026.77.

The optional reserves, created by the above mentioned shareholders’ meetings, are reasonable and are the result of a prudent administration under de provisions of subsection 3, Section 66 of the General Companies Act.

v. (Item 5) Release of a portion of the Optional Reserve Fund for Future Distribution of Profits in order to allow the application of up to the amount of AR$ 294,130,167,680 to the payment of a dividend in cash or in kind, herein valued at market price, or in any combination of both alternatives, subject to prior authorization of the BCRA. While such authorization is pending, such amount shall be applied to the optional reserve fund known as Reserve Fund for Dividends Pending Authorization by the BCRA (hereinafter referred to as the “Reserve”). Please be advised that such dividend is subject to a 7% withholding under section 97 of the Argentine Income Tax Law, as revised in 2019. Delegation to the Board of Directors of the powers to release of the Reserve and determine the time, currency, terms and other payment terms and conditions, in accordance with the scope of the delegation resolved by the Shareholders’ Meeting. Amount expressed in constant currency as of December 31st 2023.

-Provide the proposal for the distribution of dividends;

-Inform the reason for and convenience of paying such dividends;

- Inform the kind and/or type of currency (Argentine pesos, US dollars or other type of foreign currency) in which such proposed dividends are to be paid;

-Provide information as to the liquid assets the Company actually has to make the distribution of dividends;

-Inform whether the Company is subject to any restrictions and/or policies regarding the distributions of dividends in force at the time of the present Meeting;

-Since under Resolution No. 777/18 issued by the CNV (Argentine Securities Exchange Commission) any distribution of dividends is to be considered in the currency of the date on which the Shareholders’ Meeting held applying the price index of the month immediately preceding such meeting, please confirm if the proposal is to be re-expressed. In such case, indicate the index to be used and the amounts re-expressed.

-Inform whether you intend to delegate to the Board/subdelegate to certain authorized persons the powers to determine the manner and date for the payment of such dividends. If that is the intention, please indicate the estimated term for the effective distribution of dividends, the powers you shall delegate/subdelegate and to which members of the Board or other persons shall you delegate such powers.

The proposal for the distribution of dividends is that described in item 5 of the Agenda.

The motion to release a portion of the Optional Reserve Fund for Future Distribution of Profits, in order to allow the application of up to the amount of AR$ 294,130,167,680 to the payment of a dividend in cash or in kind, subject to prior authorization of the BCRA, is based on the changes in income and the preservation of satisfactory ratios of liquidity and solvency.

The request of authorization for the payment of dividends shall be submitted to the BCRA once the distribution is approved by the Shareholders’ Meeting.

Additionally, please be advised that as mentioned in item 5 of the Agenda, the motion to delegate powers to determine the time, currency, terms and other payment terms and conditions, shall be the responsibility of the Board as governing body.

vi. (Item 6) Evaluate the remuneration of the members of the Board for the fiscal year ended December 31st 2023 within the limit as to profits provided for in section 261 of Act 19550 and the Rules of the CNV.

-Please provide the proposed remunerations for the fiscal year ended December 31st 2023. In addition, please provide the following information:

- number of Board members and how many of them are paid a remuneration;

- the aggregate amount of advance payments allocated as fees to the Board as of December 31st 2023. If such payments were made, please indicate the amount received by each director in advance;

- inform if the global amount proposed includes additional payments for the performance of technical and administrative tasks, for participating as member of the Audit Committee and/or of any other Special Committees. In case such additional payments were made, please specify the amount received for the technical and administrative tasks including a description of the work done, the amounts received by the Special Committees and/or the amounts received for participating in the Audit Committee by director;

- inform whether the global amount proposed includes remunerations to directors employed by the Company/Bank. If yes, please provide the number of directors who are working in this situation, the received by each of them and the tasks and functions each director performs. Additionally, please provide comparative information of the amounts approved for the last 4 annual periods and the proposal for the fiscal year ended December 31st 2023, identifying the number of members in each period. We further request you to inform the computable profit for the period under analysis, particularly the adjustments made to the income for the year in order to obtain the computable profits. All the above is requested in order to verify compliance with the limits established under section 261 of Act 19550 as to the relationship between fees and dividends proposed on the computable profits and to allow the analysis in relation to market values;

- In the event the Company is evaluating the possibility of making advance payments of fees for the year beginning January 1st 2024, please identify whether there is a different treatment for members working as employees of the Company and those performing technical and administrative tasks.

The proposal of fees to the directors for the above mentioned period was made available to the public in due time and manner according to law by publishing it in the AIF, as provided for by the Rules of the CNV.

The financial statements for the period ended December 31st 2023 include in the Statements of Income the amount of AR$ 24,546,734,912 as remunerations to the members of the Board. Such proposal, as in previous years, does not exceed the limits established under section 261 of Act 19550 and the Rules of de CNV. The values in nominal currency amount to AR$ 18,632,681,333 and the adjustment to express such values in constant currency as of December 31st 2023 amount to AR$ 5,914,053,579.

To date, the Board is composed by eleven regular members and two alternate members. The allocation of the individual remuneration to the directors shall be submitted in due time to the Board and the Board shall comply with the provisions of section 75 of Decree 471/2018, as provided for in the Construction Criterion No. 45 of the CNV.

During the fiscal year 2023, all the directors performed technical and administrative tasks, save for the independent directors.

No director is employed by the Bank.

The members of the Audit Committee receive no additional fees to those they are entitled to for the performance as directors.

As evidenced by the relevant minutes of shareholders’ meeting published in the AIF, the global amounts paid as fees to the directors for the fiscal years 2019, 2020, 2021 and 2022 were AR$ 1,710,824,255.51, AR$ 1,579,649,159.69, AR$ 756,482,809 and AR$ 1,805,149,153.57, respectively. Please take into account that the amount of the year 2019 includes the amount of AR$ 31,612,734.51 that corresponds to the fees for the performance of 6 directors of Banco del Tucumán S.A., a company absorbed by Banco Macro S.A. during that same year.

As evidenced by the information in the spreadsheet of amounts allocated to the directors posted in the AIF, the computable profit for the fiscal year ended December 31st 2023, amounts to AR$ 494,390,017,838.

vii. (Item 7) Evaluate the remuneration of the members of the Supervisory Committee for the fiscal year ended December 31st 2023. Please provide the following information:

- the proposed remunerations to the members of the Supervisory Committee for the fiscal year ended December 31st 2023;

- the breakdown of the total amount proposed and the amount per syndic as well as any amounts paid in advance per member during the fiscal year ended December 31st 2023;

- In addition, please provide comparative information of the amounts approved for the last 4 annual periods and the proposal for the fiscal year ended December 31st 2023, identifying the number of members in each period.

- In the event the Company is evaluating the possibility of making advance payments of fees for the year beginning January 1st 2024, please identify whether there is a different treatment for members working as employees of the Company and those performing technical and administrative tasks.

Please be advised that the amount proposed as fees to the members of the supervisory committee in nominal currency amounts to AR$ 27,585,000 and the adjustment to express such amount in constant currency on December 31st 2023 is AR$ 20,496,007.

As to the breakdown of the individual amount paid to each syndic for his performance during the year 2023, the Bank shall comply with the provisions of section 75 of the Decree No. 471/2018, all in accordance with the provisions of the Construction Criterion No. 45 issued by the CNV.

As evidenced by the minutes of the shareholders’ meetings posted in the AIF, the amount approved for the fiscal years 2019, 2020, 2021 and 2022 was AR$ 2,851,338, AR$ 2,752,314.10, AR$ 2,814,692.06 and AR$ 3,269,911.98, respectively. Take into account that: (i) the amount of the year 2019 includes the amount of AR$ 942,363 that corresponds to the fees for the performance.

viii. (Point 8) Evaluate the remuneration of the independent auditor for the fiscal year ended December 31st 2023.

- Please provide the proposal of the remuneration to be paid to the independent auditor for the fiscal year ended December 31st 2023 and the real amount paid under such description for the fiscal year 2022, indicating whether there were any changes in tasks as compared with those performed for the immediately preceding financial statements.

- If there is a considerable increase, please provide the reasons for such increase.

- In addition, please confirm the amounts paid for the years 2019, 2020, 2021 and 2022, and the proposal for the year 2023 indicating if such amounts are after taxes.

The independent auditor´s fees for the year ended 31 December 2023 amounts to AR$ 353,388,900 plus VAT. The effective amount enforced for the year 2022 is the same as the amount approved by the Shareholders’ Meeting held on April 2023, i.e. AR$ 140,060,460 plus VAT. Please be advised there have been no changes in tasks or functions compared to those performed for the immediately preceding financial statements.

As evidenced by the Minutes of the General and Special Shareholders’ Meetings as published in the AIF, the amount approved for the fiscal years 2019, 2020, 2021 and 2022 was AR$ 37,074,000, AR$ 49,679,160, AR$ 70,265,131 and AR$ 140,060,460, plus VAT, respectively.

ix. (Item 9) Appoint five regular directors to hold office for three fiscal years, in order to fill the vacancies originated by the termination of the relevant terms of office.

-Please inform the proposed designation of regular and alternate members of the Board, indicating the complete name of all nominees proposed, term of office and their background information and/or resumes evidencing their suitability for the position, as well as whether they will be independent.

In connection with the next General and Special Shareholders’ Meeting, as evidenced by the relevant event published in the AIF last March 12th, Mr. Delfín Jorge Ezequiel Carballo, in his capacity as shareholders, and the attorneys-in-fact of Banco de Servicios y Transacciones S.A., trustee of the shareholder Fideicomiso de Garantía JHB BMA, communicated they intend to propose as regular directors, for three years, the designation of Mr. Constanza Brito, Mario Luis Vicens, Sebastián Palla and José Alfredo Sánchez.

Please be advised that Mr. Constanza Brito, Mario Luis Vicens, Sebastián Palla and José Alfredo Sánchez are regular directors of the Bank, and were authorized by the BCRA in accordance with the Revised Text “Financial Entity Authorities”. The character of independence will be expressed in the Shareholder´s meeting at the time of its appointment.

Below, please find the background information of the nominees to be proposed by the above mentioned shareholders:

Ms. Constanza Brito was born on October 2, 1981. Ms. Brito has been a member of our Board of Directors since April 27, 2018. Previously, she served as Director from 2007 through 2016 and as alternate director from 2016 to 2018. She joined us in May 2005. Ms. Brito holds a degree in Human Resources Administration from Universidad del Salvador. Ms. Brito also serves as director of Visora Desarrollos Inmobiliarios S.A and Fiduciaria JHB S.A. Previously, he served as Vice-Chairman of Mediainvest S.A.

Mr. Mario Luis Vicens was born on July 14, 1951. He has been a member of our Board of Directors since April 26, 2016. Mr. Vicens holds a degree in economics from Universidad Católica Argentina and a superior course degree in monetary and banking finance of Universidad Católica Argentina. In the financial industry, he worked assessing investment projects for Caja Nacional de Ahorro y Seguro/Consejo Federal de Inversiones (1975-1978). In the Public Sector, he served as economist at the Central Bank (1980-1981) and incumbent director (1986-1988) and as Treasury Secretary of the Ministry of Economy (1999-2001). In the banking sector, he served as Planning Manager of Banco de Crédito Argentino (1981-1986), incumbent director of Banco Sudameris (2001-2002), chief executive officer of Asociación de Bancos de la Argentina (2002-2011), incumbent director of Federación Latinoamericana de Bancos (2002-2004/2008-2010), incumbent director of Seguro de Depósitos S.A. (2008-2011), incumbent director of BBVA Consolidar Seguros S.A. (2012-2016), incumbent director of Generali Arg. Cia. de Seguros (2014-2015), incumbent director of PSA Finance Arg. Cia. Financiera S.A. (2012), incumbent director of Rombo Cía. Financiera S.A. (2012-2016) and incumbent director of BBVA Francés S.A. (2012-2016). He also acted as advisor on economic and financial matters for companies and banks (1989-1999).

Sebastian Palla was born on June 12, 1974. He has been a member of our Board of Directors since April 30, 2021. Mr. Palla holds a degree in Economics from Universidad Torcuato Di Tella and an International General Certificate of School Education (IGCSE) from the University of Cambridge. He currently holds the position of CPO—Chief Procurement Officer of Telecom S.A. since August 2016. Previously, he served in the Bank as Advisor to the President from February 2009 to July 2010, as Investment Banking and New Projects Manager from July 2010 to March 2015 and as Government Banking from April 2015 to July 2016. In turn, he served as President of Unión de Administradoras de Fondos de Jubilaciones y Pensiones from April 2007 to January 2009 and as Executive Director from February 2006 to April 2007. In the public sector he served as Undersecretary of Financing of the Ministry of Economy, Secretariat of Finance from May 2003 to November 2005 and as Chief of Staff of Advisors to the Secretary of Finance of the Ministry of Economy, Secretariat of Finance, from May 2002 to May 2003. He is also a member of the Young Global Leaders Forum since 2005 and of the Eisenhower Fellowships Community since 2008.

Mr. José Alfredo Sanchez was born on January 27, 1956. He was appointed Director on April 25, 2023 and was previously a member of Banco Macro´s Board of Directors since 2016 until 2019. Additionally, he was appointed as Director of Banco BMA S.A.U. on November 3, 2023. Mr. Sanchez holds an actuary degree from Universidad de Buenos Aires, he graduated with a Gold Medal from Colegio de Graduados de Ciencias Económicas (1979) and holds a Master Degree in of Business Administration (M.B.A.) specialized in international business and finance from Chicago University, Dean's Honor List (1983). In the financial industry, he was a Trainee in Citibank N.A. Argentina (1983-1986), Vice President of Citibank N.A. USA (1987-1988), Vice President of Banque Nationale de Paris USA (1988-1990), Investment Banking Responsible Officer of Banque Nationale de Paris Argentina (1990-1998), Assistant Director in West Merchant Bank LTD (representation office in Argentina) (1998), consultant of Banco Comafi S.A. (1998-1999), Director of Comafi Soc. Gte. Fondo Común de Inversión (1999-2001), Investment Banking Responsible Officer of Banco Comafi S.A. (2000-2001), Incumbent Director of Banco Comafi S.A. (2002-2006), Seconded Director of Banco Comafi S.A. (2014-2016), Alternate Director of Banco del Tucumán S.A. (2000-2001), Incumbent Director of The Capita Corporation (2004-2006), Incumbent Director of MBA Asset Management S.G.F.C.I.S.A. (2008-2010), Incumbent Director of MBA Lazard Soc. de Bolsa S.A. (2008-2014), Incumbent Director of MBA Lazard Banco de Inversiones S.A. (2010-2014) and Alternate Director of MBA Lazard Holdings S.A. (2010-2011). He also held office as regular director of Macro Securities S.A., Argencontrol S.A. and MAE. He acted as regular director of Camuzzi Gas Pampeana and Camuzzi Gas del Sur from June 2020 to April 2023. He is manager and controlling partner of Del San SRL, a company dedicated to the cattle breeding business in Entre Ríos, Republic of Argentina, from the year 2000 to date.

x. (Item 10) Appoint one regular director for one fiscal year to fill the vacancy created as a consequence of the resignation submitted by Mr. Guillermo Merediz and one alternate director for one fiscal year to fill the vacancy created as a consequence of the resignation submitted by Mr. Delfín Jorge Ezequiel Carballo and complete the term of office of both. Please inform - Inform the proposal to designate the vacancies mentioned in the item of the Agenda, indicating the complete name of the nominee proposed, term of office and their background information and/or resumes evidencing their suitability for the position.

In connection with the next General and Special Shareholders’ Meeting, as evidenced by the relevant event published in the AIF last March 12th, Mr. Delfín Jorge Ezequiel Carballo, in his capacity as shareholders, and the attorneys-in-fact of Banco de Servicios y Transacciones S.A., trustee of the shareholder Fideicomiso de Garantía JHB BMA, communicated they intend to propose as alternate director, for one fiscal year, the designation of Mr. Juan
Ignacio Catalano to fill de vacancy created as a consequence of the resignation submitted by Mr. Delfín Jorge Ezequiel Carballo.

Mr. Juan Ignacio Catalano was born on January 25, 1984. He currently works as Manager of the Money Desk of Banco Macro S.A. Mr. Catalano holds a degree in business economics from Universidad Torcuato Di Tella and a postgraduate degree in Finance from Universidad Católica Argentina. Previously, he held different functions at Macro Securities S.A.U. since 2009 to 2018.

xi. (Point 11) Establish the number and designate the regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year. - Please inform the proposal for the appointment of the regular and alternate members of the Supervisory Committee, indicating the complete name of all nominees proposed, term of office and their background information and/or resumes evidencing their suitability for the position.

The proposal shall be made by the shareholders at the General and Special Shareholders’ Meeting called for April 12th 2024.

xii. (Point 12) Appoint the independent auditor for the fiscal year to end on December 31st 2024. - Please inform the proposal for the appointment of such independent auditor (complete names of all nominees and name of the audit and/or accounting firm), both regular and alternate, including their background information evidencing they are qualified to hold office.

Pursuant to the sworn statements published in the AIF, the Accountants Leonardo Daniel Troyelli and Ignacio Alberto Pío Hecquet, members of the audit company Pistrelli, Henry Martin y Asociados S.R.L., shall be proposed as candidates to be designated as Regular Independent Auditor and Alternate Independent Auditor, respectively, the elegibility and suitability of both is supported by such sworn affidavits.

xiii. (Point 13) Determine the Audit Committee’s budget. - Please inform who shall be the members of this Committee as well as the budget for the year to end 12/31/2024. In addition, please provide the amount of the budget used for the years 2019, 2020, 2021, 2022 and 2023.

The members of the Audit Committee are Mr. Mario Luis Vicens, Fabián Alejandro de Paul and Sebastián Palla.

The budget to be proposed for the Audit Committee for the year 2024 is AR$ 24,300,000.

The actual budget used was AR$ 1,374,360 for the year 2019, AR$ 1,810,000 for the year 2020, AR$ 2,822,000 for the year 2021, AR$ 4,738,500 for the year 2022 and AR$ 10,303,500 for the year 2023.

xiv. (Point 14) Authorization to carry out all acts and filings that are necessary to obtain the administrative approval and registration of the resolutions adopted at the Shareholders’ Meeting.

- Please provide the names of the persons that shall be authorized to such effect, their labor relationship with the Company, if any, and their position within the Company, if applicable.

The proposal shall be made by the shareholders at the General and Special Shareholders’ Meeting called for next April 12th.

Sincerely,
Gustavo Alejandro Manríquez Attorney in fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 27, 2024

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer